Purity Coffee Inc

ANNUAL REPORT

1010 E North St Suite B3
Greenville, SC
(844) 787-4892
https://puritycoffee.com/

This Annual Report is dated April 28, 2026.

BUSINESS

Company Overview

Purity Coffee Inc. (the "Company") was founded in 2016 with a single purpose: to produce the healthiest coffee in the world. We apply rigorous scientific research and independent third-party testing to every stage of our supply chain — from sourcing certified organic, specialty-grade beans to a proprietary roasting process optimized to preserve beneficial compounds, including chlorogenic acids linked to metabolic, cardiovascular, and cognitive health. The Company generated approximately $34 million in revenue in 2025 and has surpassed $99 million in cumulative revenue since inception, with a loyal customer base of 56,852 active subscribers and a 44% returning customer rate. Our products are sold direct-to-consumer through our website and Amazon, and through a select group of super-premium retail partners across the country.

Business Model

Purity Coffee operates on a direct-to-consumer model, utilizing e-commerce platforms such as Amazon and Shopify to reach health-conscious consumers. We prioritize sustainable and ethical sourcing, partnering with farmers who practice regenerative and biodynamic farming. This approach not only ensures the highest quality coffee but also supports environmental sustainability. Our subscription service drives recurring revenue, and our rigorous quality control and scientific approach to roasting maximize health benefits, differentiating us in the competitive coffee market.

Intellectual Property

Purity Coffee's intellectual property includes proprietary health-targeted coffee formulations developed through scientific testing and optimized to retain high concentrations of beneficial bioactive compounds, including chlorogenic acids. Our roasting methodology — engineered to maximize health benefits without compromising taste — is a core competitive asset. The Company's branding and product designs further distinguish our market position.

Public Benefit Corporation Status

Purity Coffee Inc. has been incorporated as a Public Benefit Corporation under Subchapter XV of the Delaware General Corporation Law. This means the Company has a blended focus to advance and balance (1) shareholder value; (2) the best interests of the stakeholders materially affected by the Company's conduct (including without limitation, employees, customers, suppliers, and local communities); and (3) a public benefit purpose or mission. The specific public benefit to be promoted by the Company is to improve the world's health through coffee, including maximizing the wellness benefits to customers by producing healthful and sustainable coffee backed by scientific research and testing and improving the health of the planet by sourcing regeneratively-grown organic, specialty-grade coffees and such other activities as the Board may from time to time determine to be appropriate and within the Company's overall purpose and mission. As a Public Benefit Corporation, the Company's focus on social and environmental benefits may, at times, result in decisions that do not prioritize short-term shareholder returns. Please see the Risk Factors section of this Offering Memorandum on how this may affect your investment.

Company Dividend Declarations

Dividends, if declared by the Board of Directors, may be distributed at their sole discretion and are not guaranteed. Dividends may be declared exclusively for one class of stock without being declared for other classes, meaning, for example, that holders of Class A-1 Voting Common Stock may receive dividends while holders of Class A Voting Common Stock or Class B Non-Voting Common Stock do not. Additionally, stock dividends will be distributed solely in shares of the same class held by the recipient.

Related Party Merger with Sacred Cups, LLC

On April 4, 2025, Purity Coffee, Inc. executed a merger agreement with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Amber Salisbury, spouse of the Company's Chief Executive Officer, Andrew Salisbury. Sacred Cups was formed on December 17, 2021, as a premium coffee company focused on offerings complementary to Purity Coffee's existing product lines. Sacred Cups retains its brand identity and operates its own product SKUs following the merger. The acquisition adds complementary premium SKUs that engage a distinct customer segment from Purity Coffee's core base. No equity or cash consideration was paid by Purity Coffee in connection with the merger.

Previous Offerings

All previously disclosed SAFE securities were converted to shares of Class B Common Stock subject to either terms of the original SAFE security or by mutual consent.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2025

Revenue
Revenue for fiscal year 2025 was $33.613MM, a 39.5% increase compared to fiscal year 2024 revenue of $24.091MM.
The increased revenue was due to increased sales through marketing efforts and expansion of the customer base.

Cost of sales
Cost of sales in 2025 was $19.561MM, an increase of approximately 26% from costs of $15.441MM in fiscal year 2024. The increase was attributable to the growth in sales, however, declined as a percentage of sales due to improvements in logistics costs, packaging and pricing strategies.

Gross profit margins
Gross profit in 2025 and 2024 was $14.05MM and $8.65MM, respectively.2025 gross profit increased by 62% over 2024 gross profit. This increase in gross margin was attributable to the increase in sales combined with the improvement in Cost of Goods Sold.

Expenses
The Company's expenses consist of, among other things, employee compensation, marketing and sales expenses and fees for professional services. Expenses in 2024 were $8.115MM and $11.534MM in 2025. This increase was primarily due to the rise in staffing and sales / marketing expenses that accompanied the increased revenue.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue and profit generating. We anticipate revenues and cash flows to expand as the company expands its customer base and achieves economies of scale with growing revenues.

Historical cash was primarily generated through sales. Our 2026 revenue target is $49.0MM, a 45.8% projected increase compared to 2025. This target is based on management's current expectations, estimates, and assumptions about future events, which are inherently uncertain. Actual results may differ materially from those projected.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $490,528.

Debt

Creditor: Wayflyer MCA
Outstanding balance: $13,212.02
Interest rate: 10.5%
Material terms: As of 12/31/2025, the company had an outstanding balance of $13,212 remaining on an April 2025 merchant cash advance in the principal amount of $300,000. The MCA fee is typically a mid-single digit rate expressed as a percentage of the capital draw. The payback period was 38 weeks.

Creditor: Paul Salisbury
Outstanding balance: $100,000.00
Interest rate: 18.0%
Material terms: Loan is interest-only and matures on 7/1/2026, however, the loan may be extended.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors

Name: Andrew Salisbury
Andrew Salisbury's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
•Position: Chief Executive Officer, President and Secretary
•Dates of Service: January 2004 — Present
•Responsibilities: Andrew plans, directs, and coordinates business development activities at the highest level, ensuring alignment with our strategic business goals. He builds relationships with key partners and stakeholders

while overseeing the quality of all operations to guarantee the company's survival and growth. He receives an annual salary of $495,000.

Name: Greg Bray
Greg Bray's current primary role is with Bray Financial and Strategic Solutions, LLC. Greg currently services approximately 16 hour(s) per week in his role with the Issuer.

Positions and offices currently held with the issuer:
•Position: Chief Financial Officer, Treasurer and Assistant Secretary
•Dates of Service: November 2023 — Present
•Responsibilities: As part of the leadership team, Greg provides expertise in financial strategy, short and long-range planning and provides oversight for financial operations and treasury. He receives a salary of $187,200.

Other business experience in the past three years:
•Employer: Bray Financial & Strategic Solutions, LLC
Title: President
Dates of Service: December 2022 — Present
Responsibilities: Self-employed fractional CFO

_____

Name: Jon Butcher
Jon Butcher's current primary role is with Precious Moments. Jon Butcher currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
•Position: Board Member
•Dates of Service: December 2015 — Present
•Responsibilities: Jon is a co-founder and on the board. He has no direct operational role and does not receive compensation.

Other business experience in the past three years:
•Employer: Precious Moments
Title: Chairman of the Board
Dates of Service: January 1990 — Present

Responsibilities: Big picture vision and strategy.
•Employer: Lifebook
Title: Founder
Dates of Service: January 2007 — Present

Responsibilities: Jon is a personal development author.

───

Name: Ricardo Pereira
Ricardo Pereira's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
•Position: Chief Business Development Officer
•Dates of Service: January 2024 — Present
•Responsibilities: Ricardo leads innovation and impact at coffee origin by working closely with our coffee producers to ensure economic, environmental and social sustainability. He receives a salary of $154,500.

Other business experience in the past three years:
•Employer: Ally Coffee Trading
Title: COO
Dates of Service: January 2013 — December 2023
Responsibilities: Lead operations for Ally Coffee for 11 years opening offices and supply chain efficiency.

───

Name: Ildi Revi
Ildi Revi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
•Position: Chief Learning Officer
•Dates of Service: February 2016 — Present
•Responsibilities: Ildi is responsible for researching, gathering and disseminating information about coffee's interaction with and impact on health and the environment. our staff and the public. This includes lab testing and cupping coffees, writing literature reviews and blog posts, advising management, designing learning programs for staff and customers, and collaborating with farming, production, coffee industry and scientific partners. Ildi receives a salary of $167,167.

Other business experience in the past three years:
•Employer: Ally Coffee
Title: Director of Performance
Dates of Service: November 2017 — December 2022
Responsibilities: With a masters degree in adult learning, Ildi designed and developed coffee training programs in roasting, tasting, FSMA, FSVP and market dynamics for staff and clients. As a Certified Performance Technologist, she developed Ally Coffee employee learning programs, and as the staff PCQI the food safety system for FDA compliance. In addition, she taught courses for Ally with the Coffee Quality Institute, where she is a licensed Q Grader, certified Q Lecturer and Processing Generalist, and was a certified Q instructor from 2018-2023.

───

Name: Craig Junghandel
Craig Junghandel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
•Position: Chief Marketing Officer
•Dates of Service: January 2017 — Present
•Responsibilities: Craig leads the marketing, brand-building, and digital sales efforts, driving new customer acquisition, brand awareness, revenue growth, and customer retention. He receives a salary of $192,147.

Other business experience in the past three years:
•Employer: iArtisan
Title: Founder & President
Dates of Service: October 2008 — Present
Responsibilities: iArtisan is a web services agency I founded in 2008. Craig's role is to oversee client services which include: web hosting, web development, and IT.

Name: Jesse Kahn
Jesse Kahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
•Position: Chief Growth Officer
•Dates of Service: Feb 2026 — Present
•Responsibilities: Jesse leads growth strategy at Purity Coffee, driving the retail, healthcare, and B2B distribution initiatives that will define the company's next chapter of scale. He receives an annual salary of $240,000.

Other business experience in the past three years:
•Employer: Brightly Ventures, Inc
•Title: COO
•Dates of Service: April 2023 — December 2025
•Responsibilities: Built a first-to-market service that created a carbon revenue stream to fund global non-profit food rescue work.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock, Class A
Stockholder Name: Andrew Salisbury
Amount and nature of Beneficial ownership: 5,450,000 shares
Percent of class: 54.5%

_____

Title of class: Common Stock, Class A
Stockholder Name: Purity Equity, LLC (100% owned & managed by Jon Butcher)
Amount and nature of Beneficial ownership: 4,300,000 shares
Percent of class: 43.0%

RELATED PARTY TRANSACTIONS

Name of Person: Jon Butcher
Relationship to Company: 20%+ Owner and Director
Nature / amount of interest in the transaction: Mr. Butcher is a director and principal securities owner of Purity Coffee via Purity Equity, LLC.
Material Terms: A note issued on January 1, 2020, in the original principal amount of $405,000 at 4% interest, matured on January 1, 2025, with an outstanding balance of $0 as of year-end 2025.

Name of Person: Jon Butcher
Relationship to Company: 20%+ Owner and Director
Nature / amount of interest in the transaction: Mr. Butcher is a director and principal securities owner of Purity Coffee via Purity Equity, LLC.
Material Terms: A loan issued on May 31, 2025, in the original principal amount of $47,574.00 at 4% interest, maturing on December 31, 2026, with an outstanding balance of $50,921 as of year-end 2025.

Name of Person: Andrew Salisbury
Relationship to Company: 20%+ Owner and CEO
Nature / amount of interest in the transaction: Mr. Salisbury is a director, CEO and principal securities owner of Purity Coffee.
Material Terms: A loan issued on 11/14/2024, in the original principal amount of $50,000.00 at 4% interest, maturing on December 31, 2026, with an outstanding balance of $62,406 as of year-end 2025.

Name of Person: Paul Salisbury
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Mr. Salisbury is a shareholder of the Company.

Material Terms: On March 16, 2022, the Company issued Mr. Salisbury a Senior Unsecured Note in the original amount of $175,000 with an annual interest rate of 18% and a 12-month maturity.

In 2024, the note was restructured into two components:

1) $75,000 matured on October 1, 2025; 2) $100,000 maturing on July 31, 2026;

Interest-only payments are being made monthly. As of 12/31/2025, the outstanding balance was $100,000.

Name of Person: Andrew Salisbury
Relationship to Company: Chief Executive Officer and Director
Nature / amount of interest in the transaction: On April 4, 2025, Purity Coffee, Inc. executed a merger agreement with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Amber Salisbury, spouse of the Company's Chief Executive Officer, Andrew Salisbury. Sacred Cups was formed on December 17, 2021, as a premium coffee company focused on offerings complementary to Purity Coffee's existing product lines. Sacred Cups retains its brand identity and operates its own product SKUs following the merger. The acquisition adds complementary premium SKUs that engage a distinct customer segment from Purity Coffee's core base. No equity or cash consideration was paid by Purity Coffee in connection with the merger.

OUR SECURITIES

The Company has authorized Common Stock, Class A-1 Voting Common Stock, Class B Non-Voting Common Stock, SAFE - Hire Better, SAFE - James Jernigan, SAFE - Melissa Jernigan, and SAFE - Ronald House.

Common Stock
• Authorized: 7,900,000
• Outstanding: 7,169,400
• Voting Rights: One vote per share.
• Material Rights: Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting

Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

Stock Options and RSUs

The total amount outstanding includes 1,571,400 shares to be issued pursuant to stock options and 1,048,000 shares to be issued pursuant to Restricted Stock Options.
Class A-1 Voting Common Stock
• Authorized: 7,100,000
• Outstanding: 5,450,000
• Voting Rights: One vote per share.
• Material Rights: Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.
Class B Non-Voting Common Stock
• Authorized: 3,000,000
• Outstanding: 0
• Material Rights: Note on Outstanding Shares:

The number of shares of Class B Non-Voting Common Stock stated in this Form C does not include up to 196,444 shares that may be issued pursuant to Purity Coffee's Regulation Crowdfunding offering conducted through StartEngine's funding portal, which commenced on August 27, 2024. That offering has closed; however, the total number of shares to be issued has not yet been finalized, and the reconciliation of the final share count is still in progress. As a result, these shares are not reflected in the number of securities currently issued and outstanding.

Requirement to Join Shareholder Agreement

Investors will be required to join Purity Coffee's Amended & Restated Shareholder Agreement as part of their investment in the Company. Please see a copy of the Company's Amended & Restated Shareholder Agreement attached to the Form C as Exhibit F.

Dividends. The holders of Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on both Classes. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock while holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

SAFE - Hire Better
• Amount Outstanding: $30,000.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Material Rights: None

SAFE - James Jernigan
• Amount Outstanding: $75,000.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Valuation Cap: $10,000,000.00
• Material Rights: None

SAFE - James Jernigan
• Amount Outstanding: $62,033.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting

from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Valuation Cap: $20,000,000.00
• Discount Rate: 20
• Material Rights: None

SAFE - Melissa Jernigan
• Amount Outstanding: $25,000.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Valuation Cap: $10,000,000.00
• Material Rights: None

SAFE - Melissa Jernigan
• Amount Outstanding: $62,000.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Valuation Cap: $20,000,000.00
• Discount Rate: 20
• Material Rights: None

SAFE - Ronald House
• Amount Outstanding: $100,000.00
• Conversion Type: SAFE Preferred Stock
• Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.
• Material Rights: None

What it means to be a minority holder

As a minority holder of Purity Coffee, Inc of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In addition, investors in this offering should be aware that the Company previously conducted a Regulation Crowdfunding offering through a third-party funding portal, which closed on August 27, 2024. While that offering has concluded, the reconciliation of shares is still in progress, and up to 196,444 shares of Class B Non-Voting Common Stock may be issued in connection with it. These shares are not yet included in the capitalization reflected in this Form C. Once issued, they will increase the number of shares outstanding and may dilute the ownership percentage of investors in this offering.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or

retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, competition, and geopolitical factors, such as tariffs, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk of Unequal Dividend Distributions
The Board of Directors has the discretion to declare dividends exclusively for one class of stock without declaring dividends for other classes. As a holder of Class B Non-Voting Common Stock, you may not receive dividends if the Board opts to distribute them solely to holders of Class A-1 Voting Common Stock or Class A Voting Common Stock. This policy could result in limited or no dividend returns for holders of Class B Non-Voting Common Stock, potentially impacting the overall value of your investment. Potential investors should refer to the Company Overview and Company Securities sections of the Form C for further information on the rights and preferences of Class B Non-Voting Common Stock and the potential implications of the Company's dividend policy.

Public Benefit Corporation
Purity Coffee Inc. has incorporated as a Public Benefit Corporation (PBC) instead of a traditional C-Corp or 501(c)(3). A significant difference offered by a Benefit Corporation's legal mandate is that the directors and officers are required to consider the company's social and environmental impact along with shareholder interests when making decisions. This legal structure empowers Purity Coffee's leadership to prioritize creating positive benefits for the community and the environment, aligning with the company's core mission, beyond solely financial returns. Additionally, Purity Coffee has achieved B Corp certification, further emphasizing its commitment to high standards of social and environmental responsibility, accountability, and transparency. This certification serves as an independent affirmation of the company's dedication to creating a meaningful, positive impact. As an investor in Purity Coffee Inc., you must acknowledge and agree that the company's mission to prioritize its social and environmental impact, alongside financial performance, is a benefit that may yield both non-financial and financial returns.

We executed a related-party merger that could have posed conflicts of interest and unknown risks.
The Company entered into a merger agreement with Sacred Cups, LLC, a company solely-owned by the spouse of our CEO, Andrew Salisbury. The ownership of Sacred Cups was transferred to Mr. Salisbury before the merger, and Sacred Cups merged into Purity Coffee without cash or equity consideration.

Because this was a related-party transaction, there was an inherent conflict of interest. While the transaction was approved by our board and majority shareholders, the CEO did not recuse himself from the approval process. Investors should be aware that transactions involving affiliated parties may not always reflect terms that would have been available in an arm's length negotiation. The ongoing integration of Sacred Cups may involve additional risks, costs, or management resources.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Purity Coffee Inc
By /s/ *Andrew David Salisbury*
Title: CEO

By /s/ *Andrew David Salisbury*
Name: Andrew David Salisbury
Title: CEO

By /s/ *Hugh Gregory Bray*
Name: Hugh Gregory Bray
Title: CFO



Exhibit A
FINANCIAL STATEMENTS

PURITY COFFEE INC.

UNUADITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025, AND 2024

The financial statements included herein have been certified by Andrew Salisbury, Chief Executive Officer, to be true and complete in all material respects pursuant to Rule 201(t) of Regulation Crowdfunding.

Note: An independent audit of these financial statements is currently in progress and audited statements will be provided upon completion.

Purity Coffee Inc

BALANCE SHEET

As of December 31,		2025		Audited 2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	947,721	$	1,033,369
Accounts Receivable, net		45,963		9,431
Inventory		2,346,200		1,057,671
Prepaids and Other Current Assets		744,264		439,430
Total Current Assets		**4,084,149**		**2,539,899**
Loan receivable - related party		113,474		50,258
Security Deposit		1,500		1,500
Note Receivable		100,000		100,000
Investments		100,000		100,000
Total Assets	$	**4,399,122**	$	**2,791,657**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,744,626	$	928,267
Credit Cards		81,544		158,126
Accrued Interest		-		52,149
Current Portion of Shareholder's Loans		-		260,745
Forward Financing		30,212		906,510
Deferred Revenue		94,025		114,569
Other Current Liabilities		814,573		677,606
Total Current Liabilities		**2,764,980**		**3,097,972**
Shareholder Loan		100,000		150,000
Simple Agreement for Future Equity (SAFEs)		-		314,926
Total Liabilities		**2,864,980**		**3,562,898**
STOCKHOLDERS' EQUITY				
Common Stock Class A		100		100
Common Stock Class B		6		2
Additional Paid in Capital		1,637,115		1,118,953
Dividends Distributed		(395,026)		-
Accumulated Surplus (Deficit)		291,948		(1,890,295)
Total Stockholders' Equity		**1,534,142**		**(771,241)**
Total Liabilities and Stockholders' Equity	$	**4,399,122**	$	**2,791,657**

STATEMENT OF OPERATIONS

For The Year Ended December 31,		2025		Audited 2024
(USD $ in Dollars)				
Net Revenue	$	33,584,352	$	24,091,003
Cost of Goods Sold		19,578,400		15,440,854
Gross Profit		**14,005,951**		**8,650,149**
Operating Expenses:				
General and Administrative		5,383,241		4,291,549
Research and Development		188,191		145,039
Sales and Marketing		5,962,263		3,708,929
Total Operating Expenses		**11,533,695**		**8,145,517**
Operating Income		**2,472,256**		**504,632**
Interest Expense		77,489		203,663
Other Loss/(Income)		20,836		(54,470)
Income Before Provision For Income Taxes		**2,373,931**		**355,439**
Provision/(Benefit) For Income Taxes		191,688		-
Net Income	$	**2,182,243**	$	**355,439**

Purity Coffee Inc

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2025

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B (Non-Voting) Shares	Common Stock Class B (Non-Voting) Amount	Additional Paid In Capital	Dividends Distributed	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**100,000**	**$ 100,000**			**$ 301,843**	**$ -**	**$ (2,963,114)**	**$ (2,561,271)**
Share-Based Compensation	-	-			709		-	709
Net Income	-	-	-	-	-		717,380	717,380
Balance—December 31, 2023	**100,000**	**$ 100,000**	**-**	**$ -**	**$ 302,552**	**$ -**	**$ (2,245,734)**	**$ (1,843,182)**
Effect of Forward Stock Split 100-for-1	9,900,000	$ -	-	-	-		-	-
Effect of Change in Par Value ($1 to $0.00001)	-	(99,900)	-	-	99,900		-	-
Issuance of Class B Common Stock, net of issuance cost			163,523	2	716,500		-	716,502
Net Income	-	-	-	-	-		355,439	355,439
Balance—December 31, 2024	**10,000,000**	**$ 100**	**163,523**	**$ 2**	**$ 1,118,953**	**$ -**	**$ (1,890,295)**	**$ (771,241)**
Issuance of Class B Common Stock, net of issuance cost			50,690	1	203,243		-	203,243
Effect of SAFE Conversions			348,585	3	$ 314,920			314,923
Dividends Distributed						$ (395,026)		(395,026)
Net Income							**$ 2,182,243**	2,182,243
Balance—December 31, 2025	**10,000,000**	**$ 100**	**562,798**	**$ 6**	**$ 1,637,115**	**$ (395,026)**	**$ 291,948**	**$ 1,534,142**

Purity Coffee Inc
STATEMENTS OF CASH FLOWS

For The Year Ended December 31,		2025		Audited 2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	2,182,243	$	355,439
Adjustments to reconcile net income to net cash provided by /(used in) operating activities:				
Share-based Compensation		-		-
Effect if Change in Fair Value of SAFE		-		(116,552)
Changes in operating assets and liabilities:				
Accounts Receivable, net		(36,532)		(6,494)
Inventory		(1,288,530)		45,023
Prepaids and Other Current Assets		(304,834)		(123,972)
Accounts Payable		816,359		(98,537)
Accrued Interest		(52,149)		(100,918)
Deferred Revenue		(20,544)		(17,248)
Credit Cards		(76,583)		(224,603)
Other Current Liabilities		136,965		306,999
Net Cash Provided by/(Used In) Operating Activities		**1,356,395**		**19,137**
CASH FLOW FROM INVESTING ACTIVITIES				
Loan Given to Related Party		(63,216)		(50,258)
Net Cash Used In Investing Activities		**(63,216)**		**(50,258)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings/ (Repayment) on Forward Financing		(876,298)		798,687
Repayment on Shareholder Loans		(310,745)		(612,208)
Issuance of Class B Common Stock, net of issuance cost		203,243		716,502
Dividends Distributed		(395,026)		-
Net Cash Provided By/(Used In) Financing Activities		**(1,378,826)**		**902,981**
Change In Cash and Cash Equivalents		(85,647)		871,860
Cash—Beginning of the Year		1,033,369		161,508
Cash—End of the Year	$	**947,721**	$	**1,033,369**

PURITY COFFEE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
For Years Ended December 31, 2025, and December 31, 2024

1. NATURE OF OPERATIONS

Purity Coffee Inc. was incorporated on March 3, 2016, in the state of Delaware. The financial statements of Purity Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenville, South Carolina.

Purity Coffee® is a DTC retailer of high-quality, health-focused coffee. Purity's overarching mission is to improve the world's health through coffee by way of conscious and sustainable practices designed to support the wellness of its customers and the planet. Purity's regeneratively-grown organic, hand-picked specialty-grade coffees are among the top 1% produced worldwide in terms of quality. The coffees they source are produced on biodynamic farms using the best environmental practices and undergo lab testing to ensure optimal antioxidant levels and the absence of toxins.

Purity Coffees are sourced from trusted farming partners across Latin America and are roasted & packaged by three roasteries in the eastern US. Purity uses a specific roasting protocol designed to maintain the coffee's natural antioxidant levels while minimizing or avoiding the presence of harmful compounds that can develop during the roasting process. They offer a variety of roasts and caffeine levels, as well as different formats such as whole bean, ground, and single-serve options to suit customers' preferences. Purity Coffee® is sold directly to consumers via their website, Amazon.com, and through a select group of retail and wholesale partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents exceed FDIC-insured limits by $ 447,721 and $533,369, respectively.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument - Credit Losses." This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's majority of customers are direct consumers. As of December 31, 2025, and 2024, the Company determined that an allowance for expected credit loss was not material to the financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using a FIFO method.

Income Taxes

Purity Coffee Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Online Sales: Revenue is recognized at point-in-time when the goods are shipped to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Costs of goods sold include the cost of raw materials, ingredients, packaging, freight, shipping, roasting and e-commerce transaction fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $5,521,160 and $3,296,946, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation for both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Investments

The Company accounts for its investments in private companies, where it does not have significant influence or control, in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) under ASC 321, Investments - Equity Securities. These investments are recorded at cost, less any impairment. As of December

31, 2025, and December 31, 2024, the carrying value of the Company's investment was $100,000. No impairment was recorded during the years ended December 31, 2025, and 2024.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2026, which is the date the financial statements were issued.

1. INVENTORY

Inventory consists of the following items:

	2025	2024
Raw Materials – Coffee Beans	$364,338	$225,187
Raw Materials - Packaging	171,940	252,488
Work in Progress Inventory	53,064	10,262
Finished Goods	1,746,348	568,775
Merchandise Inventory	10,510	959
Total Inventory	**$ 2,346,200**	**$ 1,057,671**

2. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and Other Current Assets

	2025	2024
Shopify Receivable	$ 314,842	$94,401
Amazon Receivable	347,129	117,123
Prepaid Inventory Deposits	0	111,564
Prepaid Expenses	82,293	46,411
Crowdfunding Costs	0	69,930
Total Prepaids and Other Current Assets	**$ 744,264**	**$ 439,430**

Other Current Liabilities

	2025	2024
Accrued Expenses	$232,614	$477,251
Payroll Liabilities	392,205	154,563
Sales Tax Payable	17,334	45,793
Income Tax Payable	172,420	0
Total Other Current Liabilities	**$ 814,573**	**$ 677,606**

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock, Class A with a par value of $0.00001, and 3,000,000 shares of Common stock, Class B. As of December 31, 2025, 10,000,000 shares of Class A and 562,798 shares of Class B have been issued and are outstanding.

4. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (the "Plan"). The Company reserved 35,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value on the date of the grant and generally has a term of ten years.

Stock option expenses for the years ended December 31, 2025, and December 31, 2024, were $0 and $0, respectively.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2025, was approximately $0. The total fair value of the restricted stock awards vested during 2024 was $0.

5. DEBT

Forward Financing

During fiscal years 2025 and 2024, the Company entered into multiple finance agreements with Wayflyer MCA on various dates throughout the years ending December 31, 2025, and 2024. The amounts borrowed are repaid from cash collected from customers from the sale of products. As of December 31, 2025, and December 31, 2024, the outstanding balance on these financing arrangements amounts to $30,212 and $906,510, respectively, and the entire amount is classified under current liabilities.

6. INCOME TAXES

As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits and as of December 31, 2025, and December 31, 2024, had accrued income tax payable of $172,240 and $0 respectively. The company has not filed tax returns for 2025 as of April 28, 2026.

7. RELATED PARTY

On January 1, 2020, the Company issued a Senior Unsecured Note to Jon Butcher (shareholder) in the amount of $405,000, with an annual interest rate of 4% and with a maturity of 60 months. As of December 31, 2025, and 2024, the principal balance outstanding on the note was $0 and $260,745, respectively.

On March 16, 2022, the Company issued a Senior Unsecured Note to Paul Salisbury (shareholder) in the amount of $175,000, with an annual interest rate of 18% and a maturity of 12 months. In 2024, the Note was restructured into a $75,000 Note maturing on October 1, 2025, and a $100,000 Note maturing on July 31, 2026. As of December 31, 2025, and 2024, the principal balance outstanding on the note was $100,000 and $150,000, respectively.

On November 14, 2024, the Company loaned $50,000 to Andrew Salisbury (CEO) with an annual interest rate of 4% and maturing on December 31, 2026. As of December 31, 2025, the outstanding balance receivable was $62,406.

On May 31, 2025, the Company loaned $47,574 to Jon Butcher (shareholder) with an annual interest rate of 4% and maturing on December 31, 2026. As of December 31, 2025, the outstanding balance receivable was $50,921.

On April 4, 2025, Purity Coffee, Inc. executed a merger agreement with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Amber Salisbury, spouse of the Company's Chief Executive Officer, Andrew Salisbury. Prior to the transaction, Ms. Salisbury transferred her entire ownership interest in Sacred Cups to Mr. Salisbury, who became the sole owner at the time of the merger. Sacred Cups was formed on December 17, 2021, as a premium coffee company focused on offerings complementary to Purity Coffee's existing product lines. Sacred Cups retains its brand identity and offers its own line of products following the merger. The acquisition adds complementary premium SKUs that engage a distinct customer segment from Purity Coffee's core base. No equity or cash consideration was paid by Purity Coffee in connection with the merger.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, as described in the Subsequent Events note, Purity Coffee as one pending litigation matter.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 28, 2026, the date the financial statements were available to be issued.

Dividend Declaration

On January 14, 2026, the Company declared a cash dividend payable on all outstanding Class A and Class B shares in the amount of $0.0473 per share or an aggregate amount of $500,000. The dividend was paid on January 20, 2026.

Pending Litigation

On April 17, 2026, Purity Coffee, Inc. was named as the defendant in a matter filed in the Supreme Court of the State of New York, County of Kings. The Plaintiff contends that Purity Coffee's website is inaccessible to visually impaired individuals. The Company intends to retain legal counsel to evaluate and respond to the claims asserted. At this time, the outcome of the matter cannot be predicted with certainty, and the potential financial impact, if any, cannot be reasonably estimated. Accordingly, no accrual or disclosure of a loss contingency has been recognized in the accompanying financial statements.

Forward Financing Agreement

On March 11, 2026, Purity Coffee, Inc. executed a merchant cash advance (forward financing arrangement) with Wayflyer, securing an additional draw of $750,000 to support general working capital needs. Under the terms of the agreement, the Company will remit $31,530 per week over the next 25 weeks to satisfy the total repayment obligation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Andrew Salisbury, the Chief Executive Officer of Purity Coffee, Inc., hereby certify that the financial statements of Purity Coffee, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C-AR statement are true and complete in all material respects.

Purity Coffee has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2026.

DocuSigned by:

Andrew Salisbury

C33618892290478... _____ (Signature)

CEO

April 28, 2026